UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934





Name of Issuer              		GENMARK DIAGNOSTICS INC

Title of Class of Securities          	Common

CUSIP Number                		372309104

Date of Event Which Requires Filing	August 9, 2013
of this Statement


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   13G
CUSIP     372309104

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investments, LLC. d/b/a/ Putnam Investments
     26-1080669
-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                  237575
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
Reporting      )                  NONE
Person with:   )         ------------------------
                         7. Sole Dispositive
                                 4636501
                         ------------------------
                         8. Shared Dispositive
                                   NONE
----------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     4636501

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     11.5%
-------------------------------------------------------------------
12.  Type of Reporting person*
     HC
-------------------------------------------------------------------

                                   13G
CUSIP     372309104

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investment Management, LLC.
     04-3542621
-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                   3870
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
Reporting      )                   NONE
Person with:   )         ------------------------
                         7. Sole Dispositive
                                 4385904
                         ------------------------
                         8. Shared Dispositive
                                   NONE
-------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     4385904

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     10.9%
-------------------------------------------------------------------
12.  Type of Reporting person*
     IA
-------------------------------------------------------------------

                                   13G
CUSIP     372309104

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     The Putnam Advisory Company, LLC.
     04-3543039
-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                  233705
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
Reporting      )                  NONE
Person with:   )         ------------------------
                         7. Sole Dispositive
                                  250597
                         ------------------------
                         8. Shared Dispositive
                                   NONE
-------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     250597

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     0.6%
-------------------------------------------------------------------
12.  Type of Reporting person*
     IA
-------------------------------------------------------------------

                                   13G
CUSIP     372309104

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person
     Putnam Equity Spectrum Fund
     264376696

-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
        Massachusetts
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                   NONE
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
Reporting      )                   NONE
Person with:   )         ------------------------
                         7. Sole Dispositive
                                 3127029
                         ------------------------
                         8. Shared Dispositive
                                   NONE
-------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     3127029

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     7.8%
-------------------------------------------------------------------
12.  Type of Reporting person*
     IV
-------------------------------------------------------------------

                   SECURITIES AND EXCHANGE
                          COMMISSION
                   Washington, D. C.  20549

                         SCHEDULE 13G

                Under the Securities Exchange
                         (Amendment No. 1)


Item     Name of Issuer:  GENMARK DIAGNOSTICS INC

Item     Address of Issuer's Principal Executive
1(b)	    Offices:
5964 La Place, Suite 100, Carlsbad, California 92008

Item 2(a)                    Item 2(b)
Name of Person               Address or Principal Office or, if
                             NONE, Residence:


Putnam Investments, LLC      One Post Office Square
d/b/a Putnam Investments     Boston, Massachusetts 02109
("PI")

Putnam Investment            One Post Office Square
Management, LLC.("PIM")      Boston, Massachusetts 02109


The Putnam Advisory          One Post Office Square
Company, LLC.("PAC")         Boston, Massachusetts 02109

**Putnam Equity Spectrum     One Post Office Square
  Fund                       Boston, Massachusetts 02109

Item 2(c)Citizenship: PI, PIM and PAC are limited liability companies organized under Delaware law.The citizenship of other persons identified in Item 2(a) is designated as follows:

      ** Voluntary association known as Massachusetts business trust
         -  Massachusetts law

Item 2(d)Title of Class of Securities:	  Common


Item 2(e)Cusip Number:    372309104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:


(a)(  )    Broker or Dealer registered under Section 15 of the Act

(b)(  )    Bank as defined in Section 3(a)(6) of the Act


(c)(  )    Insurance Company as defined in Section 3(a)(19) of the Act

(d)( X ) Investment Company registered under Section 8 of the Investment Company Act

(e)( X ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)(   )   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)


(g)( X )   Parent Holding Company, in accordance with Section
           240.13d-1(b)(ii)(G)

(h)(   )   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.

Ownership.

                            PIM           PAC          PI
                             *            ---          ---
                            (Investment advisers      (Parent company
                            & subsidiaries of PI)     to PIM and PAC)


(a)  Amount Beneficially    4385904       + 250597      = 4636501
     Owned:

(b)  Percent of Class:      10.9%         + 0.6%        = 11.5%

(c)  Number of shares as to
     which such person has:

(1)  sole power to vote     3870         + 233705       = 237575
     or to direct the vote;
     (but see Item 7)

(2)  shared power to vote   NONE         NONE          NONE
     or to direct the vote;
     (but see Item 7)

(3)  sole power to dispose
     or to direct the       4385904       + 250597      = 4636501
     disposition of;
     (but see Item 7)

(4)  shared power to
     dispose or to direct   NONE         NONE          NONE
     the disposition of;
     (but see Item 7)


*As part of the Putnam Family of Funds, and the 4385904 shares held by PIM, Putnam Equity Spectrum Fund held 3127029 shares or 7.8%.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the the reporting person has ceased to be the beneficial owner of more
percent of the class of securities, check the following            ( )


Item 6. Ownership  of  More than Five/Ten Percent on Behalf of Another
        Person:

No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company

PI, wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, LLC., which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, PI declares that the filing of this
Schedule 13G shall not be deemed an admission for the purposes of
Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.


Item 8. Identification and Classification of Members of the Group:
        Not applicable.


Item 9. Notice of Dissolution of Group:

        Not applicable

Item 10.Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PUTNAM INVESTMENTS, LLC

        /s/  Harold P. Short Jr.
  BY:   -------------------------------------

        Signature


        Name/Title: Harold P. Short Jr.

        Director of Trade Oversight and International Compliance

        Date:     September 10, 2013


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments LLC., Putnam Investment Management, LLC.,
The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).